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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                SCHEDULE 13D/A
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)



                    Wilshire Financial Services Group Inc.
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                                       -
                               (Name of Issuer)


                    Common Stock, par value $0.01 per share
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                                       -
                        (Title of Class of Securities)


                                   971867106
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                                       -
                                (CUSIP Number)

                               Robert H. Kanner
                              3830 Kelley Avenue
                             Cleveland, Ohio 44114
                                (216) 426-5588

                                with a copy to:
                           Stephen R. Kalette, Esq.
                              3830 Kelley Avenue
                             Cleveland, Ohio 44114
                                (216) 426-5566
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                                       -
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 July 15, 2002
                     -------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box {_}.



                        (Continued on following pages)

                              (Page 1 of 5 pages)







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                                 SCHEDULE 13D
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  CUSIP NO. 971867106                                      PAGE 2 OF 5 PAGES
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     NAME OF REPORTING PERSON
1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Robert H. Kanner
     EIN: ###-##-####
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     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
2                                                              (a) { }
                                                               (b) {X}
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     SEC USE ONLY
3

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     SOURCE OF FUNDS*
4
     PF
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     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(e) {_}
5
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     CITIZENSHIP OR PLACE OF ORGANIZATION
6
     Ohio, USA
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                      SOLE VOTING POWER

NUMBER Of   7            1,855,000
SHARES       ----------------------------------------------------------------
BENEFICIALLY
OWNED BY              SHARED VOTING POWER
EACH
REPORTING   8            NONE
PERSON       -----------------------------------------------------------------
                      SOLE DIPOSITIVE POWER

            9            1,855,000
             -----------------------------------------------------------------
                      SHARED DISPOSITIVE POWER

            10           NONE

             -----------------------------------------------------------------
     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
     1,855,000

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     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
     {_}
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     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
     9.459%
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     TYPE OF REPORTING PERSON*
14
     IN
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  *SEE INSTRUCTIONS BEFORE FILLING OUT! INCLUDE BOTH SIDES OF THE COVER PAGE,
         RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE,
                        AND THE SIGNATURE ATTESTATION.
                                  Page #

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                                                           PAGE 3 OF 5 PAGES
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                                 INTRODUCTION

   The Reporting Person herein named hereby files this Schedule 13D/A (the "Statement") in respect of shares of Common Stock of Wilshire Financial Services Group Inc.


ITEM 1.  SECURITY AND ISSUER

      Wilshire Financial Services Group, Inc.
      1776 SW Madison Street
      Portland, OR 97205

      Common Stock, Par Value $0.01

ITEM 2.  IDENTITY AND BACKGROUND

        a. Robert H. Kanner

       b.  3830 Kelley Avenue
           Cleveland, Ohio 44114

       c.  President, Pubco Corporation
           3830 Kelley Avenue
           Cleveland, Ohio 44114

       d. Mr. Kanner has not been convicted in any criminal proceeding (excluding traffic violations)during the last 5 years or ever.

       e. Mr. Kanner has not, during the last 5 years or ever, been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining violations of or prohibiting or mandating activities subject to federal or state securities laws or finding any violation of such laws.

       f.  Citizenship - USA

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

      Mr. Kanner used personal funds to purchase from the Issuer at par, on January 3, 2002, a $4,200,000 8% convertible subordinated debenture of the Issuer. The Issuer called the debenture on June 6, 2002, effective July 22, 2002. By the terms of the debenture, the Issuer's call was made at 106% of par, or an aggregate of $4,452,000. Also by the terms of the debenture, after receipt of a call of the debenture by the Issuer, Mr. Kanner had the right to convert the call price of the debenture ($4,452,000) into newly issued shares of Common Stock of the Issuer at $2.40 per share. Mr. Kanner exercised his right to convert the entire debenture on July 15, 2002 and became the owner of 1,855,000 shares of newly issued Common Stock on that date.


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                                                         ---------------------
                                                           PAGE 4 OF 5 PAGES
                                                         ---------------------
ITEM 4.  PURPOSE OF TRANSACTION

       Mr. Kanner acquired his shares of Common Stock for investment. Mr. Kanner is currently a member of the Issuer's Board of Directors. Mr. Kanner has no present plans or proposals which relate to or would result in:

       a. An acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer, however, Mr. Kanner might acquire additional securities of the Issuer or dispose of some or all of his securities depending upon market conditions and his own personal circumstances. On July 11, 2002, Mr. Kanner filed a Change of Control Application with the Office of Thrift Supervision requesting permission to increase his holding in the Issuer above 10%.

       b. An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries.

       c. A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries.

       d. Any change in the present Board of Directors or Management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board.

       e. Any material change in the present capitalization or dividend policy of the Issuer.

       f. Any other material change in the Issuer's business or corporate structure.

       g. Changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions that may impede the acquisition of control of the Issuer by any person.

       h. Causing a class of securities of the Issuer to be de-listed from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association.

       i. A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act.

       j.  Any action similar to any of those enumerated above.


5.    INTEREST IN SECURITIES OF THE ISSUER.

       a. 1,855,000 shares of the Issuer's Common Stock or approximately 9.459% of the Issuer outstanding Common Stock.





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                                                           PAGE 5 OF 5 PAGES
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       b.  Mr. Kanner has the sole power to vote and the sole power to dispose of the Common shares distributed to him upon conversion.

       c. As a Director of the Issuer, Mr. Kanner has been granted an option to purchase 30,000 shares of the Issuer's Common Stock none of which are exercisable until January 2003. Mr. Kanner owns no other securities of the Issuer and has made no transactions in such securities during the prior 60 days except as reported herein.

       d. No person has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of any of Mr. Kanner's securities.

 6 CONTRACTS, ARRANGEMENTS UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

       There are no contracts, arrangements, understandings or relationships between Mr. Kanner and any other person with respect to Securities of the Issuer.

 7.    MATERIALS TO BE FILED AS EXHIBITS.

       No documents are required to be filed as exhibits to this Schedule 13D/A



                                  SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


Date: July 19, 2002

                                        /s/ Robert H. Kanner
                                        -----------------------
                                        Robert H. Kanner